As filed with the Securities and Exchange Commission on February 13, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38898

Applied Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

545 Fifth Avenue, Suite 1400

New York, NY 10017

(Address, including zip code of registrant’s principal executive offices)

Common stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

Explanatory Note: Pursuant to the Agreement and Plan of Merger, dated as of December 11, 2025, by and among Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), AT2B, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”) and Applied Therapeutics, Inc., a Delaware Corporation (the “Company”), Purchaser merged with and into the Company with the Company surviving the merger as an indirect wholly owned subsidiary of Parent. The merger became effective on February 3, 2026, upon the filing of the certificate of merger with the Secretary of State of the State of Delaware.

Pursuant to the requirements of the Securities Exchange Act of 1934, Applied Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2026

APPLIED THERAPEUTICS, INC

By:	/s/ James Harrison
Name:	James Harrison
Title:	President